FORM 5 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...1.0
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol AGRONIX, INC. "AGNI"					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X_Director __ 10% Owner _ Officer (give title below) Other (specify below)
(Last)(First)(Middle) DINEL, HENRI	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 12/2002		7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
(Street) 1666 W. 75th Ave. Vancouver, B.C. Canada V6P 6G2 (City)(State)(Zip)				5. If Amendment, Date of Original (Month/Year)
	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK	8/3/2000	A	150,000	A	CAD$2.00	150,000*	I	See explanation below
COMMON STOCK	1/9/2002	J (1)	150,000	A	N/A	150,000*	I	See explanation below
COMMON STOCK	7/25/2002	A	150,000	A	CAD$1.00	150,000*	I	See explanation below
COMMON STOCK	1/9/2002	J (1)	150,000	A	N/A	150,000*	I	See explanation below

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
OPTIONS	$0.50	8/4/2000	P	150,000		8/4/2000	8/4/2006	COMMON	150,000	$0.50	150,000*	I
OPTIONS	$0.50	1/9/2002	J (1)	150,000		1/9/2002	8/4/2006	COMMON	150,000	$0.50	150,000*	I

Explanation of Responses: * Includes 600,000 shares and options to purchase 300,000 shares of common stock at $0.50 registered in the name of DRD Consultant, of which Mr. Dinel may be deemed to be the beneficial owner. The options expire on August 4, 2006. DRD Consultant is owned by Denise Regimbald Dinel, the spouse of Dr. Henri Dinel. J(1): On January 9, 2002, the Company underwent a 2:1 forward split.

/S/ HENRI DINEL	2/10/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.